Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 13

DATED DECEMBER 14, 2007

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 13 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 10 dated October 24, 2007, Supplement No. 11 dated November 13, 2007 and Supplement No. 12 dated November 19, 2007.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 13 together with our prospectus dated August 1, 2007 and each of the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 13, capitalized terms used in this Supplement No. 13 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Description of Real Estate Assets

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.

SunTrust Bank Portfolio (Sale-Leaseback).  On December 10, 2007, we purchased fee simple interests in a portfolio of 210 single tenant retail banking facilities, seven office buildings and one data center collectively known as the SunTrust Bank Portfolio.  See “– Significant Acquisitions” below for a more detailed discussion regarding this portfolio of properties.

Significant Acquisitions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Significant Acquisitions,” which begins on page 159 of the prospectus.

SunTrust Bank Portfolio (Sale-Leaseback).  On December 10, 2007, we, through two wholly owned subsidiaries formed for this purpose (referred to herein as our “SunTrust acquisition subsidiaries”), purchased fee simple interests in a portfolio of 210 single tenant retail banking facilities, seven office buildings and one data center collectively known as the SunTrust Bank Portfolio.  The properties contain approximately 1,149,131 aggregate gross leasable square feet and are located in eight states and the District of Columbia.  We purchased these properties from an unaffiliated third party, SunTrust Bank, for approximately $374.9 million, of which we paid $93.7 million in cash.  We funded the remainder of the purchase price, approximately $281.2 million, through a loan with LaSalle Bank, N.A., under which the SunTrust acquisition subsidiaries are the borrowers.  The loan is secured by first priority mortgages on the facilities and requires us to make interest-only payments through the term of the loan, and matures on December 10, 2008.  We have guaranteed the full payment of the loan.  In our capacity as guarantor, we are subject to certain financial reporting requirements and a net worth covenant under which, on the last day of each fiscal quarter, (1) the ratio of our EBITDA to fixed charges may not be less than 1.5 to 1 and (2) our consolidated net worth may not be less than $3 billion plus 75% of the equity contributions or sales of treasury stock received by us after September 30, 2007.  Upon entering into the commitment for this loan, we paid LaSalle a fee equal to approximately $1.3 million.

All of the properties within this portfolio are single tenant facilities with SunTrust Bank as the tenant.  SunTrust Bank has agreed lease each facility for a term of ten years, commencing in December 2007 and terminating in December 2017.  SunTrust Bank may renew each of these leases for an additional term of ten years, and then for six additional five-year terms.  Each lease requires SunTrust Bank to pay all taxes, insurance and maintenance expenses from use of the property.

A breakdown of the properties in this portfolio by location follows:

	Number of	Gross Leasable	Approximate Allocated	Average Base
Location	Properties	Square Feet	Purchase Price ($)	Rental Income ($)(1)(2)

Alabama	2	9,508	2,900,000	209,176
Florida	77	407,805	150,600,000	10,843,693
Georgia	38	243,977	75,900,000	5,462,930
Maryland	9	42,283	26,400,000	1,899,745
North Carolina	37	141,885	43,100,000	3,101,268
South Carolina	7	24,949	8,900,000	639,715
Tennessee	24	106,800	29,000,000	2,091,196
Virginia	23	169,179	35,400,000	2,555,631
Washington D.C.	1	2,745	2,700,000	192,150

Total	218	1,149,131	$374,900,000	$26,995,504

(1)  The terms of these leases represent the terms of the leases that we entered into when we purchased this portfolio.

(2)  The base rent per annum for each property will increase 1.5% each year.

SunTrust Bank is the principal banking subsidiary of SunTrust Banks, Inc., referred to herein as “STI,” a financial holding company with its headquarters in Atlanta, Georgia.  According to filings made by STI with the SEC, STI reported net income available to common shareholders of approximately $2.3 billion and $2.1 billion for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, and diluted earnings per average common share equal to $4.52 and $5.82 for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.  SunTrust Bank operates primarily within Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee, Virginia, and the District of Columbia.

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.

The following table summarizes, as of the date of this prospectus supplement, the material terms of any outstanding loans that we or our subsidiaries obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
SunTrust Bank Portfolio I	12/10/2007	$281,168,046	*	12/10/2008

* The loan bears interest at a floating rate equal to one-year LIBOR plus 95 basis points per annum.  However, we have the opportunity to lock the interest rate at a lower rate, and intend to enter into such an arrangement with the lender if our management believes that it is in our best interest to do so.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 256 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of December 11, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	68,174,498	681,744,980	71,583,223	610,161,757

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	4,663,569	44,303,905	-	44,303,905

Shares repurchased pursuant to our share repurchase program:	(1,094,096)	(10,120,386)	-	(10,120,386)

	551,083,724	5,504,465,584	564,661,928	4,939,803,656

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.